                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          EL CHICO RESTAURANTS, INC.
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                                (NAME OF ISSUER)


                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                  282879-10-5
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                                  CUSIP NUMBER


                                G. HOUSTON HALL
                              GHS MANAGEMENT, INC.
                         8235 DOUGLAS AVENUE, SUITE 420
                              DALLAS, TEXAS 75225
                                 (214)696-2700
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 JUNE 5, 1997
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                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ X ].



                               PAGE 1 OF 43 PAGES


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CUSIP NO. 282879-10-5                 13D                    PAGE 2 OF 43 PAGES


(1)      Name of Reporting Person                         GHS Management, Inc.
         S.S. or I.R.S. Identification                    75-2345463
         No. of Above Person

(2)      Check the Appropriate Box if a                   (a)
         Member of a Group (see instructions)             (b)      X

(3)      SEC Use Only

(4)      Source of Funds (see instructions)               WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization             Texas

         Number of Shares    (7)  Sole Voting Power       165,100(1)
         Beneficially owned
         by Each Reporting
         Person with

                             (8)  Shared Voting Power     -0-

                             (9)  Sole Dispositive Power  165,100(1)

(10)     Shared Dispositive Power                         -0-

(11)     Aggregate Amount Beneficially                    165,100
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  4.5%
         Amount in Row (11)

(14)     Type of Reporting Person (See                    CO
         Instructions)

--------------------------------

(1) GHS Management, Inc. has sole voting and dispositive power with respect to the shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC.
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CUSIP NO. 282879-10-5                 13D                    PAGE 3 OF 43 PAGES



(1)      Name of Reporting Person                         G. Houston Hall
         S.S. or I.R.S. Identification                    ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box                        (a)
         if a Member of a Group (See                      (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                             WC

         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                          USA
         Organization


         Number of Shares     (7)  Sole Voting Power      -0-
         Beneficially Owned
         by Each Reporting
         Person with

                              (8)  Shared Voting Power    165,100(1)

                              (9)  Sole Dispositive Power -0-

(10)     Shared Dispositive Power                         165,100(1)

(11)     Aggregate Amount Beneficially                    165,100(2)
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  4.5%
         Amount in Row (11)
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CUSIP NO. 282879-10-5                 13D                    PAGE 4 OF 43 PAGES



(14)     Type of Reporting Person (See                    IN
         instructions)

---------------------------------


(1) Mr. Hall shares voting and dispositive power with respect to the aggregate 165,100 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

(2) Includes the aggregate of 165,100 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.


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CUSIP NO. 282879-10-5                 13D                    PAGE 5 OF 43 PAGES



(1)      Name of Reporting Person                         James C. Smith
         S.S. or I.R.S. Identification                    ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box if                     (a)
         a Member of a Group (See                         (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                             PF, WC
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                          USA
         Organization

         Number of Shares    (7)  Sole Voting Power       37,000
         Beneficially Owned
         by Each Reporting
         Person with
                             (8)  Shared Voting Power     165,100(1)

                             (9)  Sole Dispositive Power  37,000

(10)     Shared Dispositive Power                         165,100(1)

(11)     Aggregate Amount Beneficially                    202,100(2)
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  5.5%
         Amount in Row (11)



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CUSIP NO. 282879-10-5                 13D                    PAGE 6 OF 43 PAGES



(14)     Type of Reporting Person (See                    IN
         instructions)



-----------------------------------

(1) Mr. Smith shares voting and dispositive power with respect to the aggregate of 165,100 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

(2) Includes the aggregate of 165,100 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.


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CUSIP NO. 282879-10-5                 13D                    PAGE 7 OF 43 PAGES



Item 1.  Security and Issuer.

      The statement on Schedule 13D relating to the shares of common stock, (the "Common Stock"), of El Chico Restaurants, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 12200 Stemmons, Suite 100, Dallas, TX 75234.

Item 2.  Identity and Background.

         (a), (b) and (c). This Statement is filed by GHS Management, Inc., a Texas corporation ("GHS"), G. Houston Hall and James C. Smith. The present principal occupation or employment of Messrs. Hall and Smith is the management of their personal investments and those managed by GHS. Mr. Hall and Mr. Smith also serve as the general partners of Falcon Fund, Ltd., a Texas limited partnership ("Falcon"). The principal business of GHS is investment and trading of capital stocks, warrants, bonds, notes, debentures and other securities for funds it manages for others.

      GHS has sole investment authority with respect to shares of Common Stock held by Falcon and GHS Partners LDC ("GHS Partners"). G. Houston Hall and James
C. Smith share investment authority over the funds managed by GHS. Mr. Hall has sole investment authority for shares held in his name. Mr. Smith has sole investment authority for shares held in his name. The principal place of business for Messrs. Hall and Smith and GHS Management, Inc. is 8235 Douglas Avenue, Suite 420, Dallas, Texas 75225.

         (d) None of GHS, Mr. Hall or Mr. Smith, during the last five years, has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) None of GHS, Mr. Hall or Mr. Smith, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Hall and Smith are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      The aggregate of 202,100 shares of Common Stock beneficially owned by GHS, Mr. Hall and Mr. Smith were purchased in transactions effected in the over-the-counter markets for an aggregate purchase price of $1,631,967.00 (including brokerage commissions), all of which was derived from working capital (in the case of GHS) and personal funds (in the case of Mr. Smith).

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CUSIP NO. 282879-10-5                 13D                    PAGE 8 OF 43 PAGES


Item 4.           Purpose of Transaction.

      GHS, Mr. Hall and Mr. Smith have acquired the Common Stock solely for investment purposes. Depending on their evaluation of the Company, other investment opportunities, market conditions, and such other factors as each may deem material, GHS, Mr. Hall and/or Mr. Smith may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock.

      On June 11, 1997, GHS sent the following letter to the Company's Board of
Directors:

                                                       June 11, 1997


The Board of Directors
El Chico Restaurants, Inc.
12200 Stemmons Freeway, Suite 100
Dallas, Texas  75234

Dear Sirs:

      We have been significant long-term shareholders of El Chico Restaurants, Inc. and have closely followed the company and its public disclosures. In this regard, we have particularly noted your disclosures regarding the "extremely competitive market environment" and continuing declines in sales per El Chico restaurant. Also, we are aware of management's "brand transformation strategy", significant defensive moves to remodel older facilities, and the high capital requirements related thereto.

      During our ownership period, you have convinced us of the difficulty of operating a capital constrained restaurant chain with a mature/dated brand name in an intensely competitive environment. Given El Chico's historic performance and your frank disclosures regarding its prospects, we believe there has been a substantial decline in investor interest in the Company's shares as evidenced by infrequent trades in El Chico's stock. With the stock recently quoted at a five-year low of $6 per share, shareholder value has been greatly diminished.

      It has recently come to our attention that the Company received a written proposal contemplating the acquisition of the Company at a substantial premium to the market price. We have also learned that this proposal was rejected by the Board of Directors without any disclosure to shareholders. Such actions are very concerning in light of the above-referenced management disclosures regarding the prospects of the Company and insiders' relatively small stock ownership position in the Company.

      We believe that your fiduciary obligation to maximize shareholder value mandates your full and fair consideration of qualified private expressions of interest or bids for the Company and disclosure thereof to the shareholders. In this regard, as a substantial shareholder, we expect that you will fulfill your fiduciary obligations to review all qualified proposals, disclose



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CUSIP NO. 282879-10-5                 13D                    PAGE 9 OF 43 PAGES

them in the appropriate manner to the shareholders of the Company, and afford the El Chico shareholders an opportunity to respond to such proposals in the appropriate manner.

                                                  Very truly yours,

                                                  GHS Management, Inc.



                                                  By:  /s/  James C. Smith
                                                     -------------------------


      Except as set forth above, none of GHS, Mr. Hall or Mr. Smith has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 on Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) As of June 5, 1997, (i) GHS beneficially owned 165,100 shares of Common Stock of the Company, representing approximately 4.5% of the outstanding Common Stock of the Company, (ii) Mr. Hall beneficially owned 165,100 shares of Common Stock (including the 165,100 owned by GHS), representing approximately 4.5% of the outstanding Common Stock of the Company, and (iii) Mr. Smith beneficially owned 202,100 shares of Common Stock (including the 165,100 shares owned by GHS), representing approximately 5.5% of the outstanding Common Stock of the Company.

      According to the Issuer's Report on Form 10-Q for the quarter ended March 31, 1997, a total of 3,706,335 shares of Common Stock were issued and outstanding on April 30, 1997.

         (b) Mr. Smith has the sole power to vote and dispose of the Common Stock beneficially owned by him, Mr. Hall has the sole power to vote and dispose of the Common Stock beneficially owned by him and Mr. Hall and Mr. Smith share the power to vote and dispose of the Common Stock beneficially owned by GHS through its management of Falcon and GHS Partners.

         (c) During the 60 days prior to and including the date of the event which requires the filing of this Statement, GHS and Messrs. Hall and Smith effected no transactions in the Common Stock of the Issuer; however, the Company repurchased shares of Common Stock of the Company and as a result of such purchases the percentage of shares owned by GHS, Mr. Hall and Mr. Smith increased to 5.5% according to the Issuer's 10-Q for the period ended March 31, 1996.




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CUSIP NO. 282879-10-5                 13D                   PAGE 10 OF 43 PAGES



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of GHS, Mr. Hall or Mr. Smith have any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than the First Amended and Restate Limited Partnership Agreement of Falcon Fund, Ltd., dated as of June 30, 1991, pursuant to the terms of which Mr. Hall and Mr. Smith, as General Partners, share the power to manage the affairs of Falcon, including the right to vote the shares of the Issuer and to dispose of such shares.

Item 7.   Materials to be Filed as Exhibits.

     The following are filed as exhibits to this Statement on Schedule 13D.

Exhibit A            Form of First Amended and Restated Limited Partnership
                     Agreement of Falcon dated as of June 30, 1991.


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CUSIP NO. 282879-10-5                 13D                   PAGE 11 OF 43 PAGES



                                   Signatures




     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated: June 11, 1997
           --------------------------

                                               GHS Management, Inc.



                                               By: /s/ JAMES F. GALLIVAN, JR.
                                                  -----------------------------
                                               It's:  President



                                               /s/ G. HOUSTON HALL
                                               --------------------------------
                                               G. Houston Hall


                                               /s/ JAMES C. SMITH
                                               --------------------------------
                                               James C. Smith


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CUSIP NO. 282879-10-5                 13D                   PAGE 12 OF 43 PAGES



                                 EXHIBIT INDEX



                                                                      Page
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
99.A                  Form of First Amendment and Restated             13
                      Limited Partnership Agreement for
                      Falcon Fund dated as of June 30, 1991